EXHIBIT 11

COMPUTATION OF LOSS PER SHARE

Computation of loss per common share:

	March 31,	March 31,
	2013	2012

Net loss applicable to common shares	$(682,940)	$(284,693)
Weighted average number of common shares	270,315,514	214,067,377
Net loss per common share	$(0.00)	$(0.00)
Computation of loss per common shares assuming full dilution*

*No computation of diluted loss per common share is included for any period because such computation results in an antidilutive loss per common share.